                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. )

                                 SynQuest, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    87160X100
                                 (CUSIP Number)

                                    COPY TO:

                         Christopher C. Mansfield, Esq.
                    Senior Vice President and General Counsel
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                November 15, 2002
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                  ----------------------
CUSIP No. 87160X100               SCHEDULE 13D            Page 2 of 14 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Liberty Mutual Insurance Company, IRS Identification No. 04-1543470
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) X/1/
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [_]
         PURSUANT TO ITEM 2(d) or 2(e)
            N/A
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
            The Commonwealth of Massachusetts
--------------------------------------------------------------------------------
NUMBER OF      7.     SOLE VOTING POWER
SHARES                    0 shares
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY       8.     SHARED VOTING POWER
EACH                      2,298,825 shares/2/;14,213,750 shares as a member of
REPORTING                 group
PERSON         -----------------------------------------------------------------
WITH           9.     SOLE DISPOSITIVE POWER
                          0 shares
               -----------------------------------------------------------------
               10.    SHARED DISPOSITIVE POWER
                          2,298,825 shares/2/
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,298,825 shares/2/; 14,213,750 shares as member of group
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
            N/A
--------------------------------------------------------------------------------

______________________
         /1/ Membership in a group is only expressly affirmed in connection with the Shareholders Agreement (as defined below).

         /2/ The shares are the aggregate of (i) 898,825 shares of Common Stock issued as a result of the Viewlocity Merger (as described below) and (ii) 1,400,000 shares of Series A Preferred Stock issued pursuant to the Stock Purchase Agreement (as described below).

                               Page 2 of 14 Pages

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           13.5 % as individual beneficial owner; 83.6 % as member of a group/3/
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
           IC
--------------------------------------------------------------------------------



____________________________
         /3/ These percentages are calculated based upon 17,000,482 shares of SynQuest Common Stock outstanding, which is the sum of (a) 2,946,797 shares of SynQuest Common Stock outstanding as reported by SynQuest in its most recent filings with the Securities Exchange Commission, (b) 2,946,857 shares of Common Stock issued in the Viewlocity Merger (as described below) and (c) 11,106,828 shares of Common Stock underlying the shares of SynQuest Series A Preferred Stock issued pursuant to the Stock Purchase Agreement (as described below).

                               Page 3 of 14 Pages

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Item 1.  Security Issuer.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock" or "SynQuest Common Stock") of SynQuest, Inc., a Georgia corporation (the "Issuer" or "SynQuest"). The principal executive offices of the Issuer are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

Item 2.  Identity and Background.

(a) This Statement is filed by Liberty Mutual Insurance Company, a Massachusetts stock insurance company ("LMIC").

(b) The address of the principal place of business of LMIC is 175 Berkeley Street, Boston, Massachusetts 02117.

(c) The present principal occupation of LMIC is a property and casualty insurance company.

(d) During the last five years, none of LMIC or the Listed Persons (to the knowledge of LMIC) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of LMIC or of the Listed Persons (to the knowledge of LMIC) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      LMIC is a Massachusetts stock insurance company.

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the trustees, directors, executive officers and controlling persons of LMIC required by Item 2 of Schedule 13D is listed on
Schedule 1 hereto (the "Listed Persons") and is incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Consideration.

         LMIC acquired SynQuest stock through two transactions (1) Common Stock from the Viewlocity Merger (as defined below) and (2) Series A Preferred Stock, par value $.01 per share (the "Series A Preferred") from the Stock Purchase Agreement (as defined below).

         On August 30, 2002, SynQuest and Viewlocity, Inc. entered into an Agreement and Plan of Merger ("Merger Agreement") whereby Viewlocity, Inc. was merged with and into SynQuest ("the "Viewlocity Merger"). Under the terms of the Merger Agreement, the holders of Viewlocity's shares of Series F Convertible Preferred Stock received an aggregate of 2,946,857 shares of SynQuest Common Stock. The Viewlocity Merger closed on November 15, 2002 at which time LMIC owned 99,386,175 shares in Viewlocity Series F Convertible Preferred Stock, which converted into 898,825 shares of SynQuest Common Stock.

                               Page 4 of 14 Pages

         On September 20, 2002, SynQuest, LMIC and certain other Investors (collectively, the "Investors") entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which SynQuest agreed to issue up to 13.2 million shares of Series A Preferred Stock (the "Series A Preferred"), for an aggregate investment of up to $33 million (the "Private Placement"). Under the terms of the Stock Purchase Agreement, LMIC agreed to purchase 1.4 million shares of Series A Preferred at a purchase price of $2.50 per share for an aggregate investment of $3.5 million in cash. The closing of the sale under the Stock Purchase Agreement occurred on November 15, 2002 (the "Closing"). The working capital of LMIC was or will be used for the purpose of acquiring, holding, trading or voting the securities.

         The details of the Stock Purchase Agreement and the Viewlocity Merger are described in greater detail in SynQuest's filings under the Exchange Act.

Item 4.  Purpose of Transaction.

         LMIC acquired the Issuer's securities for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, LMIC may dispose of or acquire additional securities of the Issuer. Except as set forth below, LMIC does not have any current plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

         The Private Placement and Viewlocity Merger has been deemed by the NASDAQ SmallCap Market to be a reverse merger under the Marketplace Rules. As a result, SynQuest was required to satisfy the initial listing requirements required by NASDAQ for such a transaction to remain listed on the NASDAQ SmallCap Market and since it could not meet those requirements its Common
Stock has been delisted from the NASDAQ SmallCap Market.

Item 5.  Interest in Securities of the Issuer.

(a) LMIC individually beneficially owns an aggregate amount of 2,298,825 shares of SynQuest Common Stock, on an as if converted basis (approximately 13.5% of the shares of the SynQuest Common Stock). As a member of a group, LMIC beneficially owns 14,213,750 shares of SynQuest Stock (approximately 83.6% of the shares of SynQuest Common Stock). The foregoing percentage is calculated based upon 17,000,482 shares of Common Stock outstanding, (the 2,946,797 shares of Common Stock currently outstanding, the 2,946,857 shares issued to Viewlocity Series F preferred stockholders at the time of the Viewlocity Merger, and the 11,106,828 shares of Series A Preferred issued in the Private Placement on an as converted basis).

                               Page 5 of 14 Pages

(b)      Number of Shares as to which LMIC has:

                  (i)      sole power to vote or direct the vote: 0 shares for;

                  (ii) shared power to vote or to direct the vote: 2,298,825 shares; 14,213,750 shares beneficially owned by the group;

                  (iii) sole power to dispose or to direct the disposition of: 0 shares;

                  (iv) shared power to dispose or to direct the disposition of: 2,298,825 shares.

(c) On August 30, 2002, SynQuest and Viewlocity, Inc. entered into an Agreement and Plan of Merger. In addition, on September 20, 2002, SynQuest and the Investors entered into the Stock Purchase Agreement and SynQuest, the Investors, North Bridge, Venrock and Lucent entered into the Shareholders Agreement.

(d) Each of the Investors (excluding C.J. Simpson), North Bridge, Venrock and Lucent have the power to direct more than five percent of the class of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4 for a description of the Stock Purchase Agreement and the Merger Agreement.

         The Merger Agreement provides that the holders of Viewlocity's Series F Preferred Stock, ("Viewlocity indemnifying stockholders"), will indemnify SynQuest against any loss resulting from or arising out of any breach of Viewlocity's representations and warranties regarding its capitalization. Of the shares of SynQuest Common Stock issued at closing, 147,343 shares were deposited with an escrow agent to secure the Viewlocity indemnifying stockholders' indemnification obligation. However, the Viewlocity indemnifying stockholders' indemnification obligation will be limited to claims made within 180 days after the Closing. If no claims for indemnity are made within the 180 day period, the shares of Common Stock held in escrow will be distributed on a pro rata basis to the Viewlocity indemnifying stockholders.

         The terms of the Series A Preferred are set forth in the articles of amendment to SynQuest's Third Amended and Restated Articles of Incorporation. The following is a summary of the terms of the Series A Preferred:

    . Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

    . SynQuest will not declare or pay out any cash dividends during the two-year period following the closing.

    . The Series A Preferred is convertible into Common Stock at any time at a ratio of one share of Common Stock for each share of Series A Preferred converted, subject to adjustments for stock splits and other customary events.

                               Page 6 of 14 Pages

    . Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of SynQuest, and in connection with allocation of proceeds in any merger, acquisition, sale of all or substantially all of SynQuest's assets, or similar major corporate transactions (other than the merger and certain qualified public offerings) (collectively referred to as a "liquidation event"). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to SynQuest shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

    . Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

    . The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in specific circumstances. Shares of Series A Preferred are convertible to Common Stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to SynQuest Common Stock upon (i) a public offering of SynQuest Common Stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) SynQuest Common Stock attaining a $10.00 closing price for at least 100 of 120 consecutive trading days.

    .    The Series A Preferred is not redeemable.

         On September 20, 2002, SynQuest entered into an Amended and Restated Registration Rights Agreement ("Registration Rights Agreement") with the Investors, stockholders of Viewlocity who received shares of SynQuest Common Stock in the Viewlocity Merger, Warburg Pincus (SynQuest's majority shareholder), and North Bridge Venture Partners ("North Bridge"), Venrock Associates ("Venrock") and Lucent Ventures ("Lucent"). This group of stockholders is referred to as the "registration rights holders." The Registration Rights Agreement governs the terms under which SynQuest has agreed to register the sale of the Common Stock to be issued to these holders. Holders of SynQuest Series A Preferred have registration rights only as to the shares of Common Stock underlying their shares of Series A Preferred. The following summarizes the terms of the Registration Rights Agreement.

         SynQuest has agreed to file a "shelf" registration statement within 180 days after the Closing for the purpose of registering resales of SynQuest Common Stock from time to time by the registration rights holders, and to use all commercially reasonable efforts to cause the registration statement to become effective as soon as practicable after such date. Once effective, the shelf registration statement will permit the registration rights holders to sell their shares of Common Stock into the open market from time to time using the methods of distribution to be described in the shelf registration statement. However, the registration rights holders have signed lockup agreements providing that no sales will be made until one year after the Closing.

         The Registration Rights Agreement grants additional registration rights, known as "piggyback" registration rights, to the Investors. The piggyback registration rights require SynQuest to give the

                               Page 7 of 14 Pages

Investors notice of SynQuest's intention to file registration statements covering its equity securities with the SEC. If the Investors indicate that they wish to have some or all of the shares of Common Stock underlying their shares of Series A Preferred included in the registration, SynQuest has agreed to include these shares of Common Stock. The piggyback registration rights include the following specific terms:

    . If the registration relates to an underwritten public offering and the managing underwriter, or underwriters, imposes a limit on the number of shares that may be included, SynQuest is required to include only the number of shares of the Investors' Common Stock as is permitted to be included by the managing underwriter.

    . If SynQuest originally commenced the registration in order to effect a sale of its shares, then the shares registered for the Investors shall be excluded from the registration on a pro rata basis among the Investors, up to the full number of shares that were requested to be included, before any shares proposed to be included by SynQuest are excluded.

    . If SynQuest originally commenced the registration in order to effect a sale of its shares by a shareholder who had the right to demand that SynQuest file a registration statement, then the shares registered for the Investors shall be excluded from the registration together with any shares to be offered by SynQuest, pro rata, based on the number of shares sought to be included by SynQuest and each of the Investors.

         SynQuest has the right to delay the filing of any registration statement under the Registration Rights Agreement, and the right to require the registration rights holders to refrain from selling shares of Common Stock pursuant to an effective registration statement, from time to time for up to an aggregate of 90 days in any 12-month period, if a material activity exists. A material activity means that: (i) there is an event, or state of facts, relating to SynQuest; (ii) such event, or state of facts, is material to SynQuest; and
(iii) such event, or state of facts, would require disclosure in order for the registration rights holders to sell shares of Common Stock pursuant to a registration statement.

         On September 20, 2002, SynQuest, North Bridge, Venrock, Lucent and the Investors in the Private Placement also entered into an Amended and Restated Shareholders Agreement ("Shareholders Agreement"), pursuant to which they agreed to vote their respective shares of SynQuest Common Stock received in the Private Placement (i) to fix the number of directors of SynQuest at seven, and (ii) to elect to the board of directors (a) one member designated by North Bridge, (b) one member designated by Battery (c) the Chief Executive Officer of SynQuest, and (d) four members to be designated annually by a majority of the full board of directors, at least three of whom must be independent. On November 15, 2002, concurrently with the consummation of the Viewlocity Merger and the Private Placement, the Shareholders Agreement became effective and the following persons were elected as directors of the Issuer: William Geary, Scott R. Tobin, Jim Wilson, William Stuek and C. Jeffrey Simpson. The Shareholders Agreement also grants North Bridge, Venrock, Lucent and the Investors, a right of first refusal with respect to additional issuances of equity securities of SynQuest, (including any securities convertible into equity securities), excluding management stock options, securities issued in connection with acquisitions and strategic alliances, securities issued in connection with debt financings and securities issued in a "qualified offering" (as defined in the Shareholders Agreement).

         The Shareholders Agreement provides that directors designated by North Bridge and Battery will also be represented on the compensation committee and, subject to compliance with applicable federal law and the rules issued by any national securities exchange or automated quotation system on which SynQuest's securities are then listed, the audit committee of SynQuest's board of directors. For a period

                               Page 8 of 14 Pages
of two years following the date of the Shareholders Agreement, each Investor has agreed that if, upon the recommendation of SynQuest's board of directors, SynQuest makes a tender offer for outstanding shares of Common Stock using SynQuest's then-existing funds or additional funds invested by the Investors in SynQuest's other equity securities, the Investor will not tender any shares of SynQuest Common Stock, including any shares of Common Stock issuable upon conversion of any Series A Preferred, held by the Investor.

         Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, LMIC presently has no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of SynQuest, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Form of Amended and Restated Voting Agreement dated September 20, 2002, between SynQuest, Inc. and the stockholders of Tilion, Inc. named on the signature pages thereof (previously filed as ANNEX F to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Agreement and Plan of Merger dated August 30, 2002, between SynQuest, Inc. and Viewlocity, Inc. (previously filed as Exhibit 99.1 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Stock Purchase Agreement dated September 20, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (previously filed as ANNEX D to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Registration Rights Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as Exhibit 4.2 to the Annual Report on Form 10-K dated September 27, 2002 of SynQuest, Inc., No. 000-30963).

Amended and Restated Shareholders' Agreement dated as of September 20, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (previously filed as ANNEX G to the Proxy Statement on Form DEF 14A dated October 23, 2002 of SynQuest, Inc., No. 000-30963).

Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (previously filed as Exhibit 99.10 to the Current Report on Form 8-K dated September 5, 2002 of SynQuest, Inc., No. 000-30963).

                               Page 9 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  LIBERTY MUTUAL INSURANCE
                                                  COMPANY


Dated: November 22, 2002                     By:    /s/ Christopher C. Mansfield
                                                  ------------------------------
                                                  Christopher C. Mansfield
                                                  Senior Vice President &
                                                  General Counsel

                               Page 10 of 14 Pages

                                                                      SCHEDULE 1

Controlling Persons

Liberty Mutual Insurance Company, a Massachusetts stock insurance company is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Mutual Insurance Company. Liberty Mutual Holding Company Inc. is a mutual holdings company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

                        Liberty Mutual Insurance Company

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                               Executive Officers

Edmund F. Kelly
Chairman of the Board, President and Chief Executive Officer
Citizenship: U.S.A.

John B. Conners
Executive Vice President
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Roger L. Jean
Executive Vice President
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

J. Paul Condrin II
Senior Vice President, Chief Financial Officer and Treasurer
Citizenship: U.S.A.

Terry L. Conner
Senior Vice President and Chief Information Officer
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and Chief Investment Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and General Counsel
Citizenship: U.S.A.

Helen E.R. Sayles
Senior Vice President
Citizenship: U.S.A.

Stephen G. Sullivan
Senior Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Vice President and Comptroller
Citizenship: U.S.A.

Dexter R. Legg
Vice President and Secretary
Citizenship: U.S.A.

Robert T. Muleski
Vice President and Corporate Actuary
Citizenship: U.S.A.

Juliana M. Coyle
Vice President and Treasurer
Citizenship: U.S.A.

Judith M. Arnost
Assistant Treasurer
Citizenship: U.S.A.

Diane S. Bainton
Assistant Secretary
Citizenship: U.S

                               Page 11 of 14 Pages

                        Liberty Mutual Insurance Company

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                                    Directors

J. Paul Condrin II
Senior Vice President, Chief Financial Officer and Treasurer
Citizenship: U.S.A.

John B. Conners
Executive Vice President
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and Chief Investment Officer
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Edmund F. Kelly
Chairman of the Board, President and Chief Executive Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and General Counsel
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

                       Liberty Mutual Holding Company Inc.

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                                    Officers

Edmund F. Kelly
Chairman of the Board, President and Chief Executive Officer
Citizenship: U.S.A.

John B. Conners
Executive Vice President
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Roger L. Jean
Executive Vice President
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

J. Paul Condrin III
Senior Vice President and Chief Financial Officer
Citizenship: U.S.A.

Terry L. Conner
Senior Vice President and Chief Information Officer
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and Chief Investment Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and General Counsel
Citizenship: U.S.A.

Helen E.R. Sayles
Senior Vice President
Citizenship: U.S.A.

Stephen G. Sullivan
Senior Vice President
Citizenship: U.S.A.

                               Page 12 of 14 Pages

Dennis J. Langwell
Vice President and Comptroller
Citizenship: U.S.A.

Dexter R. Legg
Vice President and Secretary
Citizenship: U.S.A.

Robert T. Muleski
Vice President and Corporate Actuary
Citizenship: U.S.A.

Gary J. Ostrow
Vice President
Citizenship: U.S.A.

Juliana M. Coyle
Vice President and Treasurer
Citizenship: U.S.A.

Judith M. Arnost
Assistant Treasurer
Citizenship: U.S.A.

Diane S. Bainton
Assistant Secretary
Citizenship: U.S.A.

James R. Pugh
Assistant Secretary
Citizenship: U.S.A.

                       Liberty Mutual Holding Company Inc.

                                    Directors

Michael J. Babcock
Private Investor
c/o Liberty Mutual Insurance Company
175 Berkeley Street
Boston, Massachusetts 02117
Citizenship: U.S.A.

Gary C. Butler
President and Chief Operating Officer
c/o Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068-1728
Citizenship: U.S.A.

Charles I. Clough, Jr.
Chairman and Chief Executive Officer
c/o Clough Capital Partners, LP
260 Franklin Street, Suite 1920
Boston, Massachusetts, 02110
Citizenship: U.S.A.

Gary L. Countryman
Chairman Emeritus
c/o Liberty Mutual Insurance Company
175 Berkeley Street
Boston, Massachusetts 02117
Citizenship: U.S.A.

Paul J. Darling, II
President and Chief Executive Officer
c/o Corey Steel Company
2800 South 61st Court
Cicero, Illinois 60804-3091
Citizenship: U.S.A.

John P. Hamill
Chairman and Chief Executive Officer
c/o Sovereign Bank
New England
75 State Street
Boston, Massachusetts 02109
Citizenship: U.S.A.

Marian L. Heard
President and Chief Executive Officer
c/o United Way of Massachusetts Bay
245 Summer Street, Suite 1401
Boston, Massachusetts 02210
Citizenship: U.S.A.

Edmund F. Kelly
Chairman, President and Chief Executive Officer
c/o Liberty Mutual Holding Company, Inc.
175 Berkeley Street
Boston, Massachusetts 02117
Citizenship: U.S.A.

Thomas J. May
Chairman, President and Chief Executive Officer
c/o NSTAR
800 Boylston Street
Boston, Massachusetts 02199
Citizenship: U.S.A.

                               Page 13 of 14 Pages

Stephen F. Page
Vice Chairman and Chief Financial Officer
c/o United Technologies Corporation
United Technologies Building
1 Financial Plaza
Hartford, Connecticut 06101
Citizenship: U.S.A.

Dr. Kenneth L. Rose
Vice Chairman and Chief Executive Officer
c/o Henkels & McCoy, Inc.
985 Jolly Road
Blue Bell, Pennsylvania 19422-0900
Citizenship: U.S.A.

Ellen A. Rudnick
Executive Director and Clinical Professor, Entrepreneurship Program c/o University of Chicago Graduate School of Business
1101 East 58th Street
Chicago, Illinois 60637
Citizenship: U.S.A.

Glenn P. Strehle
Treasurer Emeritus
c/o Massachusetts Institute of Technology
77 Massachusetts Avenue, Room 9-223
Cambridge, Massachusetts 02139-4307
Citizenship: U.S.A.

William C. Van Faasen
Chairman, President and Chief Executive Officer
c/o Blue Cross and Blue Shield of Massachusetts, Inc.
Landmark Center
401 Mark Drive
Boston, Massachusetts 02215-3326
Citizenship: U.S.A

                               Page 14 of 14 Pages